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FOR IMMEDIATE RELEASE
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                                                   CONTACT: KENNETH R. WOODCOCK
                                                                 (703) 522-1315

           AES REACHES AGREEMENT WITH TOTALFINAELF TO SELL ARGENTINE
                                ASSETS OF GENER



ARLINGTON, VA, NOVEMBER 28, 2000 -- The AES Corporation today announced that it had entered into an agreement with TotalFinaElf providing, in the event that AES acquires control of Gener S.A., and following shareholder approval, for the sale by Gener to TotalFinaElf of all of Gener's Argentine electricity generation and transmission assets. The aggregate purchase price for the Argentine assets, including a loan held by Gener in Piedra del Aguila, is approximately $652 million. In addition to customary conditions, the sale would be subject to completion of satisfactory due diligence by TotalFinaElf.

Naveed Ismail, President of AES Andes, stated "The agreement with TotalFinaElf puts the interests of shareholders and other stakeholders and all the parties in the best possible position. For AES, the transaction would permit Gener to increase the focus on Chile, its most important market, and makes sense for AES due to existing business concentration in Argentina. For Gener, it improves the risk profile of its activities and reduces substantially its consolidated indebtedness. The agreement also gives TotalFinaElf the opportunity to participate in the Argentine assets originally sought from Gener."

As previously announced, AES is offering to purchase all outstanding Gener American Depositary Shares in the U.S. for AES common stock having a value of $16 per ADS and 3,466,600,000 Gener shares in Chile at the Chilean peso equivalent price per share in cash. The AES offers are conditioned on, among other things, the amendment of Gener's Bylaws to remove the provisions limiting to 20% the ownership of shares by any one person or group. Gener has called a shareholders meeting for December 12, 2000 for shareholders to vote on the proposed bylaw amendments.

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Canada, China, Dominican Republic, El Salvador, Georgia, Hungary, India, Kazakhstan, the Netherlands, Mexico, Pakistan, Panama, Sri Lanka, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and thirty seven facilities totaling over 49 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 17 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.

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AES is dedicated to providing electricity worldwide in a socially responsible way.

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